UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-132133-03

    NISSAN AUTO RECEIVABLES 2007-A OWNER TRUST
                    (NISSAN AUTO RECEIVABLES CORPORATION II)
    (Exact name of registrant as specified in its charter)

                            333 Commerce Street, Nashville, Tennessee 37201, (615) 725-1121
    (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                            5.32080% Asset Backed Notes, Class A-1; 5.220% Asset Backed Notes, Class A-2;
                            5.100% Asset Backed Notes, Class A-3; LIBOR+0.00% Asset Backed Notes, Class A-4
        (Title of each class of securities covered by this Form)

                        None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:  54*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Receivables 2007-A Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                    NISSAN AUTO RECEIVABLES 2007-A OWNER TRUST

                    By: Nissan Motor Acceptance Corporation,
                   as Administrator

Dated: April 30, 2007
                  By: /s/ Rakesh Kochhar
               Name: Rakesh Kochhar
                Title: Treasurer

____________________________
* Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.